NATURAL RESOURCE PARTNERS L.P.
601 JEFFERSON STREET, SUITE 3600
HOUSTON, TEXAS 77002
June 8, 2009
VIA EDGAR AND OVERNIGHT MAIL
H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Re:	Natural Resource Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 7, 2009 File No. 001-31564
Dear Mr. Schwall:
     Set forth below are the responses of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2009, with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed February 27, 2009, File No. 001-31564 and the Partnership’s Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 7, 2009, File No. 001-31564.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The Partnership respectfully requests that the Staff permit the Partnership to address the Staff’s comments in future filings.
Form 10-K for the Fiscal Year Ended December 31, 2008
Executive Officer Compensation Strategy and Philosophy, page 76
1.	You state that “for the reasons discussed in greater detail below, Mr. Robertson is compensated exclusively through long-term phantom unit grants awarded by the CNG Committee and the incentive distribution rights owned by our general partner and its affiliates.” Indicate more precisely where this detailed discussion appears, and supply it if it is not already included in the ensuing text.

Response:

In future filings, the Partnership will revise its disclosure to more clearly state the detailed reasons for Mr. Robertson’s not receiving any salary or bonus. The explanation below addresses the CNG Committee’s analysis of Mr. Robertson’s compensation.

Because Mr. Robertson directly or indirectly owns in excess of 25% of the outstanding units of the Partnership, the CNG Committee believes that his interests are directly aligned with those of our unitholders, and that Mr. Robertson is best motivated by long-term incentives. In addition, the financial incentives that Mr. Robertson receives through his ownership in the general partner and the incentive distribution rights allow him to focus on growing the Partnership without burdening the unitholders with the costs of a salary or bonus. As a result, Mr. Robertson does not receive a salary or an annual bonus in his capacity as CEO and is instead compensated exclusively through long-term phantom unit grants awarded by the CNG Committee and incentive distribution rights owned by our general partner and its affiliates.
Role of Compensation Experts, page 77
2.	We note your statement that “[t]he CNG Committee engaged Korn/Ferrey International in 2008 to advise it as to the market and appropriate benchmarks for companies of NRP’s size and industry.” Explain on a supplemental basis whether you benchmark compensation to comparator companies. See Item 402(b)(2)(xiv) of Regulation S-K. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.05.

Response:

Because the Partnership is a master limited partnership and the only publicly traded pure royalty company, our CNG Committee believes that it would be difficult to appropriately “benchmark” our executive compensation, in whole or in part, to that of compensation awarded by other public companies. However, the CNG Committee does believe that it is appropriate to have an independent consultant review the Partnership’s compensation on a periodic basis to assess the reasonableness of our executive compensation program to ensure that the Partnership’s executives are generally receiving compensation that is competitive with companies with comparable revenues. The CNG Committee considers the data provided by the consultant to obtain a general understanding of current compensation practices and industry trends. However, no benchmarking of total compensation, or any element of compensation, is performed against any particular group of companies. As a result, the Partnership has not referred to a peer group as such, or identified any component companies of a peer group.

In future filings, the Partnership will revise its disclosure to address the matters described above.

Long-Term Incentive Compensation, page 78
3.	Please state how you determined the amount of phantom units that were granted, including whether a formula was used. Please provide similar disclosure regarding your 2009 Long-Term Incentive Awards.

Response:

In determining the amount of the phantom unit awards for each executive officer, the CNG Committee does not tie our compensation to any formula-driven plan or the achievement of specific financial targets or fixed performance criteria, but rather subjectively evaluates the appropriateness of compensation on an annual basis in light of recommendations made by Messrs. Robertson and Carter. In determining the appropriate recommended amounts for each employee, Messrs. Robertson and Carter consider individual performance factors that include their views of the performance of the individual, the responsibilities of the individual’s position and the individual’s contribution to the Partnership and to the financial and operational performance for the most recently completed fiscal year. There is no specific weighting given to each factor; rather, Messrs. Robertson and Carter consider and balance these factors in their judgment and discretion, relying primarily on their personal prior experience in making compensation decisions. The CNG Committee considers these performance factors and the recommendations by Messrs. Robertson and Carter in determining the amount of phantom unit awards for each executive officer.

In future filings, the Partnership will revise its disclosure to address the matters described above.
     In connection with responding to the Staff’s comments the Partnership acknowledges that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any questions or comments, please contact the undersigned at 713-751-7516 or Caroline B. Blitzer of Vinson & Elkins L.L.P. at 212-237-0251.

Sincerely, NATURAL RESOURCE PARTNERS L.P.
By:	NRP (GP) LP, its general partner

By:	GP NATURAL RESOURCE PARTNERS LLC, its general partner

By:	/s/ Wyatt L. Hogan
	Name:	Wyatt L. Hogan
	Title:	Vice President, General Counsel and Secretary

cc:	Gary Newberry (Commission) Sean Donahue (Commission) Caroline B. Blitzer (Vinson & Elkins L.L.P.)